Mail Stop 7010

      March 17, 2006


via U.S. mail and facsimile to (203) 254-6019


Mr. Paul G. Driscoll
Vice President and Chief Financial Officer
Acme United Corporation
60 Round Hill Road
Fairfield, CT  06824


      RE:	Acme United Corporation
      Form 10-K for Fiscal Year Ended December 31, 2004
		Filed March 18, 2005
      File No. 001-07698


Dear Mr. Driscoll:

      We have completed our review of your Form 10-K and have no further comments at this time.

      If you have any further questions regarding our review of
your
filings, please direct them to Ryan Rohn, Staff Accountant, at
(202)
551-3739 or, in his absence, to Al Pavot, Staff Accountant, at
(202)
551-3738, or to the undersigned at (202) 551-3255.

							Sincerely,



							Nili Shah
							Accounting Branch Chief



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE